Filed by First Charter Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: First Charter Corporation
Commission File No. 0-15829
April 30, 2008
To Participants with First Charter Common Stock in the First Charter Corporation Retirement Savings Plan:
     On September 14, 2007, First Charter Corporation (“First Charter”) entered into an Amended and Restated Agreement and Plan of Merger with Fifth Third Bancorp (“Fifth Third”) and Fifth Third Financial Corporation (“Fifth Third Financial”) pursuant to which First Charter will merge with and into Fifth Third Financial. The merger has been approved by the shareholders of First Charter and all necessary state and federal regulatory agencies. The merger remains subject to the satisfaction or waiver of all other conditions contained in the merger agreement. The merger is currently expected to close on June 6, 2008.
     In connection with the pending merger, First Charter shareholders will have the right to elect to exchange their shares of First Charter common stock for:
(i)	$31.00 in cash for each share of First Charter common stock, or

(ii)	such number of shares of Fifth Third common stock that have a value of $31.00, plus cash in lieu of any fractional share, for each share of First Charter common stock that they hold, or

(iii)	a combination of cash and stock.
     First Charter shareholders may also elect No Preference, in which case such shareholders could receive all shares of Fifth Third common stock, all cash, or a combination of Fifth Third common stock and cash for their First Charter shares.
     Under the merger agreement, First Charter and Fifth Third have agreed that, regardless of the elections made by First Charter shareholders, the total consideration paid by Fifth Third will be approximately 70% in shares of Fifth Third common stock and approximately 30% in cash, but in no event more than 30% in cash. Therefore, the stock and cash elections made by a First Charter shareholder may be subject to proration and allocation procedures to preserve this requirement. As a consequence, the cash and stock received by First Charter shareholders may be greater or less than the amounts elected.
     As trustee (the “Trustee”) under the First Charter Corporation Retirement Savings Plan (the “Plan”), we, First Charter Bank, may hold shares of First Charter common stock in your account in the Plan’s Stock Funds. As such, only we, pursuant to your instructions, can make an election to exchange these shares of First Charter common stock. Please provide us with your instructions as to whether you wish us to elect to exchange any or all of the shares of First Charter common stock held by us for your Plan account by completing, signing, detaching and returning to us the Election Instruction on page 3 hereof. Any exchange that you instruct us to make will be subject to the conditions set forth in the merger agreement and shall apply to any shares that you hold in your Plan account on May 28, 2008. However, if the Trustee is unable to allocate the cash and converted Fifth Third common stock in a manner consistent with the elections of all Plan participants, the Trustee shall adjust the allocation procedures so as to follow the participants’ elections to the extent possible.
     We suggest that you refrain from buying and selling shares of First Charter common stock in your Plan account after you have submitted your Election Instruction; doing so may cause administrative delay and affect the elections made by other Plan participants. If you do not properly complete and return the Election Instruction, you will be treated as if you expressed No Preference. Following the closing, Fifth Third will have the authority to resolve any issues that may arise in connection with the election described herein.
     As you have been advised in another notice, the Plan will be in a blackout period that will begin before and will end after the expected merger date. All of the cash that we receive as the proceeds of the sale of First Charter common stock in your Plan account will be reinvested in the Federal Capital Preservation fund.

     Following the blackout period, you should carefully review the manner in which your Plan account has been invested. At that time you will be able to change your investment elections.
YOUR PROMPT ACTION IS REQUESTED. PLEASE FORWARD YOUR ELECTION INSTRUCTION IN THE ENCLOSED ENVELOPE TO:
FIRST CHARTER BANK
PO BOX 37937, B-238
CHARLOTTE, NORTH CAROLINA 28237-7937
ATTN: RETIREMENT SERVICES
WE MUST RECEIVE YOUR INSTRUCTION BY 4:00 P.M., EASTERN TIME, ON MAY 27, 2008, UNLESS EXTENDED BY THE TRUSTEE, WHICH EXTENSION WILL BE ANNOUNCED EITHER VIA FORM 8-K, E-MAIL, OR REGULAR MAIL.
Fifth Third has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, as amended, of which the November 29, 2007 proxy statement/prospectus, which was mailed to First Charter shareholders, is part. Fifth Third and First Charter may file other relevant documents concerning the merger. You should read the proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Fifth Third, First Charter and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Fifth Third are available free of charge by contacting Fifth Third at (513) 534-4546.

ELECTION INSTRUCTION
TO
FIRST CHARTER BANK, AS TRUSTEE OF THE
FIRST CHARTER CORPORATION RETIREMENT SAVINGS PLAN
     The undersigned (i) acknowledges receipt of the enclosed letter dated April 30, 2008 in connection with the proposed merger of First Charter with and into Fifth Third Financial, (ii) advises you that I have shares of First Charter common stock in my account in the Plan, and (iii) hereby instructs you to elect to exchange the percentage of shares of First Charter common stock in my Plan account in the manner indicated below. If I fail to make a proper election or if I make a Mixed Election that does not equal 100% of the shares that I own, all shares of First Charter held in my Plan account will be treated as if I expressed No Preference, subject to the conditions set forth in the merger agreement and described in the proxy statement/prospectus.

Check only one of the boxes below:
☐	Cash Election: Exchange all shares of First Charter common stock in my Plan account for cash ($31.00 per share).

☐	Stock Election: Exchange all shares of First Charter common stock in my Plan account for such number of shares of Fifth Third common stock, no par value, that have a value of $31.00 as determined by the conversion ratio, plus cash in lieu of any fractional shares.

☐	Mixed Election*
___	%	of First Charter common stock converted into cash of $31.00 per share.

___	%	of First Charter common stock converted into such number of shares of Fifth Third common stock, no par value, that have a value of $31.00 as determined by the conversion ratio, plus cash in lieu of any fractional shares.
☐	No Preference: No preference with respect to the receipt of either Fifth Third common stock or cash. Failure to make an election is the same as expressing No Preference.

*	The percentages specified above must total 100%. If you make a Mixed Election that does not equal 100% or select more than one box, you will be treated as if you expressed No Preference.

Regardless of the option elected, submitting this properly completed Election Instruction will result in faster processing of the merger consideration.
SIGN HERE

Signature:

Name:

(PLEASE PRINT)

Date:

3